Via Facsimile and U.S. Mail
Mail Stop 4720

July 22, 2009

Steven D. Albright
Chief Financial Officer
Reliv' International, Inc.
136 Chesterfield Industrial Boulevard
Chesterfield, MO 63005

Re: Reliv' International, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Filed March 13, 2009
      Definitive Proxy Statement on Schedule 14A
      Filed April 8, 2009
      File Number: 000-19932

Dear Mr. Albright:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

General

1. The file number on the cover page of your document does not agree with the file number, 000-19932, used in the EDGAR system. Please correct the commission file number on the cover page in future filings.

Item 1 – Business
Intellectual Property, page 14

2. You disclose that your company has "U.S. patents on five products: Innergize!, FibRestore, Cellebrate, Arthaffect and ReversAge (specific wellness supplement)" and "the principal ingredient delivery system of ReversAge (skin care) is licensed exclusively under issued U.S. patents." Please expand your disclosure in this section to include more detail about how many material patents you own the rights to for each product and the expiration dates of those patents.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 1. Nature of Business and Significant Accounting Policies
Revenue Recognition, page F-10

3. Please revise your disclosure relating to product returns to state:
   - your return policy, including the period in which you allow products to be returned, whether you allow them to be returned close to or after their expiration date and how you account for returns;
   - whether you refund the sales price either in cash or credit, or whether you exchange the product from your inventory;
   - what happens to returned product; and
   - for those returns that you exchange the product from your inventory, how you account for your estimate of these returns at the time of sale of the product and how you account for returns at the date they are actually returned to you. Provide us an analysis supporting your accounting treatment with reference to the authoritative literature you rely upon to support your accounting. It also may be helpful to provide us an example showing the journal entries made.

Advertising, page F-11

4. You disclose that the costs of sales aids and promotional materials are capitalized as inventories. Please revise your disclosure to clarify the nature of the sales aids and promotional materials capitalized as inventories. Explain to us how you determined that the inventory classification was appropriate instead of accounting for these costs as advertising expenses or prepaid expenses and cite any relevant accounting literature to support your classification.

Exhibits 31.1 and 31.2

5. Revise the identification of the certifying individual at the beginning of the certification so as not to include the individual's title.

Definitive Proxy Statement filed on April 8, 2009

Compensation Discussion and Analysis
Annual Cash Incentive Compensation, page 12

6. You disclose that "With respect to Pool 1 participants (other than the Chief Executive Officer whose participation is determined solely by the Compensation Committee and the Board of Directors), the Compensation Committee in consultation with the Chief Executive Officer and Chief Operating Officer, determine the participants and their relative level of participation during the first quarter of the year. In determining participation and the level of participation each year, the Compensation Committee considers the executive's responsibilities and individual performance during the prior year." Please expand your disclosure to describe the following:

- How your Compensation Committee and Board of Directors determined the participation and participation level of your Chief Executive Officer;
- How your Compensation Committee determined the participation and the level of participation for each of your other named executive officers in 2008;
- Whether your Compensation Committee considered any corporate or individual targets, goals or objectives in determining the participation level, and if so, please expand your disclose to describe the specific targets and the specific level of achievement of those targets;
- Tabular disclosure of the participation level of each of your named executive officers; and
- How the participation level is used to calculate the annual cash incentive compensation actually awarded.

Payments Upon a Termination or Change in Control, page 19

7. Please expand your disclosure to quantify the severance payments described in this section. See Item 402(j)(2) of Regulation S-K.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant